

Mail Stop 3561

September 29, 2009

Mr. Richard S. Greene
 Chief Financial Officer
DELUXE CORPORATION
3680 Victoria Street N.
Shoreview, Minnesota 55126-2966

> **Re:** **Deluxe Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 20, 2009**
> **File No. 1-07945**

Dear Mr. Greene:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended December 31, 2008)

Management's Discussion and Analysis

Consolidated Results of Operations

Asset Impairment Charges, page 30

1.   We note that you recorded asset impairment charges of approximately $9.7
        million related to two indefinite-lived trade names during fiscal year 2008, and
        that you have determined that one of the trade names, NEBS®, was considered to
        no longer be indefinite-lived and beginning in fiscal year 2009 will be classified
        as 'definite-lived' and be amortized over a 20 year life. Supplementally and in
        future filings, please explain why a much shorter period than 20 years will not be
        used given that your two largest products, checks and business forms "are mature
        and their use has been declining" and given the "continued technological
        improvements which have provided small business customers with alternative
        means to enact and record business transactions" as discussed under "Business
        Challenges/Market Risks" on page 25.

Application of Critical Accounting Policies, page 43

2.   We note that you have appropriately significantly expanded your discussions of
        known uncertainties in MD&A and in the financial statement footnotes. On an
        ongoing basis, as appropriate, please disclose the fair value and carrying value of
        each reporting unit. In addition, where applicable, for each reporting unit with
        material goodwill that is at risk of failing step one of the impairment test, please
        state the amount of goodwill allocated to the unit, and the percentage by which
        fair value exceeded carrying value as of your most recent step-one test. Finally,
        include a discussion of the uncertainty associated with the key assumptions and of
        the events and circumstances that could have a negative impact within critical
        accounting policies on an ongoing basis.

Financial Statements

Consolidated Statements of Income, page 52

3.   Based upon our review of your business discussion in Item 1 of the Form 10-K,
        we note that you appropriately describe yourself as a provider of customized
        products and services. These services appear to include web hosting and other
        web related services, fraud prevention and marketing services, business
        networking services and payroll, and other similar activities. You indicate that
        "We expect to drive growth as we obtain a greater portion of our revenue from
        higher growth annuity-based business services." The business activities of the

companies you acquired in fiscal 2008 lend support to your representation. For these reasons, we believe that you should eliminate the gross profit subtotal from the face of your income statement and from your presentation of quarterly financial data. In the absence of compelling evidence or authoritative guidance to the contrary, income from operations appears to be the appropriate profitability measure for your business. This presentation would be consistent with the measure of profit or loss reported for your individual segments. It would also more closely conform to standard industry practices. Please revise accordingly or advise.

Note 1. Significant Accounting Policies

Long-Term Investments, page 57

4.   Please tell us more about the nature and origin of the liability under the officers' deferred compensation plan which is not available to new participants, including the reasons why this liability is not ineligible for election of the fair value option pursuant to FASB Accounting Standards Codification 825-10-15-5.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief